OJSC NOVOLIPETSK STEEL

13 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fina
Mail Stop 3628
100 F Street, NE
Washington DC 20549

Re: OJSC Novolipetsk Steel (File No. 82-35021)
On-going Disclosure Pursuant to Rule 12g3-2(b) under the
US. Securities Exchange of 1934, as amended

Ladies and Gentlemen:

On behalf of OJSC Novolipetsk Steel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the Russian Federation, including pursuant to the requirements of the Federal Service for Financial Markets; (ii) filed or become required to file with the United Kingdom Listing Authorities, the London Stock Exchange or the Russian Trading System stock exchange on which its securities are traded and which is made public thereby; or (iii) has distributed or become required to distribute to its security holders:

1. 22-Jan-07, Joint Bid with Esmark Joint Bid with Esmark;
2. 19-Feb-07, Statement of Material Facts Capable of Having Material Effect upon the Value of a Joint-Stock Company's Securities;
3. 19-Feb-07, Statement of Material Facts Capable of Having Material Effect upon the Value of a Joint-Stock Company's Securities;
4. 19-Feb-07, Statement of Material Facts Capable of Having Material Effect upon the Value of a Joint-Stock Company's Securities;
5. 19-Feb-07, Statement of Material Facts Capable of Having Material Effect upon the Value of a Joint-Stock Company's Securities;
6. 19-Feb-07, Statement of Material Facts Capable of Having Material Effect upon the Value of a Joint-Stock Company's Securities;

dw 5/8

If you should have any questions or comments, please call the undersigned at +7 (495) 411 7355.

Very truly yours,

Anton Bazulev

Director, Investor and Government Relations

Enclosures

Company	OJSC Novolipetsk Steel
TIDM	NLMK
Headline	Joint Bid with Esmark
Released	07:01 12-Feb-07
Number	0687R

NLMK-DUFERCO JV MAKES A JOINT BID WITH ESMARK TO ACQUIRE WINNER STEEL, USA

Novolipetsk Steel (NLMK) and Duferco Group are pleased to announce that Duferco U.S. Investment Corporation and Esmark have formed a consortium to purchase the assets of Winner Steel, based in Pennsylvania, USA. The consortium has entered into a letter of intent with Winner Steel. The transaction remains subject to further negotiation and execution of a definitive asset purchase agreement and other conditions. It is currently expected to be completed in the second quarter of 2007.

Duferco U.S. Investment Corporation is a wholly-owned subsidiary of Steel Invest & Finance S.A. (Luxembourg), a 50/50 joint venture between the Duferco Group and Novolipetsk Steel.

Winner Steel is one of the largest independent galvanized steel producers in the United States. Its operations are located on a single site in Pennsylvania and include three galvanizing lines with combined annual capacity of around 1.2 million tonnes and production in 2006 of around 0.6 million tonnes.

The main applications of the galvanized steel produced by the company are in the construction, appliances and automotive industries. Winner Steel is located close to the Farrell facility, which is already part of the NLMK-Duferco JV, and is one of the primary suppliers of cold-rolled steel to the galvanizing industry, including Winner Steel.

Alexey Lapshin, NLMK President and a board member of Steel Invest and Finance S.A, said:

"We welcome this development in the business of our joint venture with the Duferco Group. It will provide for an increase in value-added products and further expansion into the large North American market. We are delighted to have Esmark, one of the most dynamic companies in the US steel industry, as our partner in this project."

Benedict Sciortino, Director of the Duferco Group and a board member of Steel Invest and Finance S.A, said:

"Being located just next to our Farrell facility in Sharon, Winner Steel is a logical component of our North American growth strategy. The acquisition is likely to create substantial synergies by ensuring a stable supply of cold-rolled material to Winner Steel and by increasing the downstream exposure of the NLMK-Duferco JV. We are delighted to work together with Esmark on this transaction and are hopeful that it may lead to successful joint projects in the future."

About Novolipetsk Steel

Novolipetsk Steel (NLMK) is one of the world's leading steel companies and one of the three largest flat steel producers in Russia, producing over 9 million tonnes of crude steel annually. NLMK's production facilities are among the most technologically advanced in Russia, producing flat steel products in a variety of grades and sizes. NLMK is one of the world's most profitable steel companies with EBITDA margin over 40%.

The traditional strengths of the Company are: vertical integration into raw materials, world class assets with a competitive cost of production, proximity to mature and developing markets where the

company has strong positions, sound financial performance, professional and experienced management team.

For further information visit www.nlmksteel.com

About Duferco Group

Duferco Group is an international steel production, processing and trading group with headquarters in Lugano, Switzerland. Duferco had revenues in excess of USD 7 billion in 2005, and is one of the world's largest companies engaged in the worldwide production, distribution and trade of all types of steel products, including raw materials used in steel making processes. Duferco has trading and production activities in more then 40 countries. It operates steel making and processing plants in Western and Eastern Europe, USA, South Africa and Central America.

For further information visit www.duferco.com

About Steel Invest & Finance S.A

NLMK and Duferco Group formed a joint venture through Steel Invest & Finance S.A. (Luxembourg), a limited liability company (société anonyme) established under the laws of Luxembourg in which they both hold a 50% interest. The joint venture holds 100% or majority interests in 23 companies including one steel making plant and five steel rolling facilities with total finished steel output of 4.5 million tonnes in 2006 as well as a network of steel service centers.

About Esmark Inc.

Headquartered in Chicago, USA and founded by the Bouchard Group, Esmark is a steel services family of companies. The mission of Esmark is to establish the benchmark standards for strategic consolidation, operating efficiency and management excellence in the steel sector.

For further information visit www.esmark.com

About Winner Steel

Winner Steel is one of the largest independent galvanized steel producers in the United States. Its operations are located on a single site in Pennsylvania and include 3 galvanizing lines with combined annual capacity of around 1.2 million tonnes and production in 2006 of around 0.8 million tonnes.

For further information visit www.winnersteel.com

END

Close

THE VALUE OF A JOINT-STOCK COMPANY'S SECURITIES

RECEIVED
2007 MAY -7 A 10:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***

1.2 Abbreviated name of the Issuer: ***OJSC "NLMK"***

1.3 Domicile of the Issuer: ***the Russian Federation***

1.4 OGRN of the Issuer: ***1024800823123***

1.5 INN of the Issuer: ***4823006703***

1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***

1.7 Web-site used by the Issuer for information disclosure:
www.nlmk.ru/rus/index/quarterindex.php3

2. Content

On acquisition by the joint-stock company of a stake in the chartered (share) capital of another profit-making organization, making at least 5 percent of the total, or a common equity stake in another joint-stock company, making at least 5% of the total, as well as on changes in such a stake, in case it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75% of the total.

2.1 Full name of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***OJSC "Lipetsk Energy Supply Company"***

2.2 Domicile of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***Russia, 398024, Lipetsk, ul. Mekhanizatorov, 17 B***

2.3 The stake in the chartered capital of this organization owned by the joint-stock company before the change: ***14.11%***

2.4 The common equity stake in this organization owned by the joint-stock company before the change: ***14.11%***

2.5 The stake in the chartered capital of this organization owned by the joint-stock company after the change: ***0%***

2.6 The common equity stake in this organization owned by the joint-stock company after the change: ***0%***

2.7 The date when change in the stake of the joint-stock company in this organization took place: ***19.02.2007***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of Letter of Attorney
of 15.12.2006 No.353 ________________ ***V.A. Loskutov***
(signature)

3.2. ***Date February 19, 2007***

Seal

THE VALUE OF A JOINT-STOCK COMPANY'S SECURITIES

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***

1.2 Abbreviated name of the Issuer: ***OJSC "NLMK"***

1.3 Domicile of the Issuer: ***the Russian Federation***

1.4 OGRN of the Issuer: ***1024800823123***

1.5 INN of the Issuer: ***4823006703***

1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***

1.7 Web-site used by the Issuer for information disclosure:
www.nlmk.ru/rus/index/quarterindex.php3

2. Content

On acquisition by the joint-stock company of a stake in the chartered (share) capital of another profit-making organization, making at least 5 percent of the total, or a common equity stake in another joint-stock company, making at least 5% of the total, as well as on changes in such a stake, in case it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75% of the total.

2.1 Full name of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***OJSC "Lipetsk Supply Network"***

2.2 Domicile of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***Russia, 398020, Lipetsk, ul. Yeletskaya, 67-A***

2.3 The stake in the chartered capital of this organization owned by the joint-stock company before the change: ***14.11%***

2.4 The common equity stake in this organization owned by the joint-stock company before the change: ***14.11%***

2.5 The stake in the chartered capital of this organization owned by the joint-stock company after the change: ***0%***

2.6 The common equity stake in this organization owned by the joint-stock company after the change: ***0%***

2.7 The date when change in the stake of the joint-stock company in this organization took place: ***19.02.2007***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of Letter of Attorney
of 15.12.2006 No.353 ________________ ***V.A. Loskutov***

(signature)

3.2. ***Date February 19, 2007***

Seal

THE VALUE OF A JOINT-STOCK COMPANY'S SECURITIES

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***

1.2 Abbreviated name of the Issuer: ***OJSC "NLMK"***

1.3 Domicile of the Issuer: ***the Russian Federation***

1.4 OGRN of the Issuer: ***1024800823123***

1.5 INN of the Issuer: ***4823006703***

1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***

1.7 Web-site used by the Issuer for information disclosure: **www.nlmk.ru/rus/index/quarterindex.php3**

2. Content

On acquisition by the joint-stock company of a stake in the chartered (share) capital of another profit-making organization, making at least 5 percent of the total, or a common equity stake in another joint-stock company, making at least 5% of the total, as well as on changes in such a stake, in case it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75% of the total.

2.1 Full name of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***Open Joint Stock company of power engineering and electrification "Lipetskenergo"***

2.2 Domicile of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***Russia, Lipetsk, ul. 50 let NLMK, 33***

2.3 The stake in the chartered capital of this organization owned by the joint-stock company before the change: ***14.11%***

2.4 The common equity stake in this organization owned by the joint-stock company before the change: ***14.11%***

2.5 The stake in the chartered capital of this organization owned by the joint-stock company after the change: ***0%***

2.5 The stake in the chartered capital of this organization owned by the joint-stock company after the change: ***0%***

2.6 The common equity stake in this organization owned by the joint-stock company after the change: ***0%***

2.7 The date when change in the stake of the joint-stock company in this organization took place: ***19.02.2007***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of Letter of Attorney
of 15.12.2006 No.353 ________________ ***V.A. Loskutov***

(signature)

3.2. ***Date February 19, 2007***

Seal

THE VALUE OF A JOINT-STOCK COMPANY'S SECURITIES

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***

1.2 Abbreviated name of the Issuer: ***OJSC "NLMK"***

1.3 Domicile of the Issuer: ***the Russian Federation***

1.4 OGRN of the Issuer: ***1024800823123***

1.5 INN of the Issuer: ***4823006703***

1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***

1.7 Web-site used by the Issuer for information disclosure:
www.nlmk.ru/rus/index/quarterindex.php3

2. Content

On acquisition by the joint-stock company of a stake in the chartered (share) capital of another profit-making organization, making at least 5 percent of the total, or a common equity stake in another joint-stock company, making at least 5% of the total, as well as on changes in such a stake, in case it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75% of the total.

2.1 Full name of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company has changed: ***LLC "Lipetsk City Energy Company"***

2.2 Domicile of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company has changed: ***Russia, 398001, Lipetsk, pl. Petra Velikogo, 4-a***

2.3 The stake in the chartered capital of this organization owned by the joint-stock company before the change: ***51%***

2.4 The stake in the chartered capital of this organization owned by the joint-stock company after the change: ***0%***

2.5 The date when change in the stake of the joint-stock company in this organization took place: ***19.02.2007***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of Letter of Attorney
of 15.12.2006 No.353 _______________ ***V.A. Loskutov***
(signature)

3.2. ***Date February 19, 2007***

Seal

THE VALUE OF A JOINT-STOCK COMPANY'S SECURITIES

1. General information

1.1 Full name of the Issuer: ***Open Joint Stock Company "Novolipetsk Steel"***

1.2 Abbreviated name of the Issuer: ***OJSC "NLMK"***

1.3 Domicile of the Issuer: ***the Russian Federation***

1.4 OGRN of the Issuer: ***1024800823123***

1.5 INN of the Issuer: ***4823006703***

1.6 Unique code of the Issuer assigned by registering authority: ***00102-A***

1.7 Web-site used by the Issuer for information disclosure:
www.nlmk.ru/rus/index/quarterindex.php3

2. Content

On acquisition by the joint-stock company of a stake in the chartered (share) capital of another profit-making organization, making at least 5 percent of the total, or a common equity stake in another joint-stock company, making at least 5% of the total, as well as on changes in such a stake, in case it becomes higher or lower than 5, 10, 15, 20, 25, 30, 50 and 75% of the total.

2.1 Full name of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***Open Joint Stock Company on gasification and operation of gas utilities of Lipetsk Region "Lipetskoblgaz"***

2.2 Domicile of the profit-making organization with regard to which the stake in the chartered capital owned by the joint-stock company (common equity stake owned by the joint-stock company) has changed: ***Russia, Lipetsk, ul. Nedelina, 25***

2.3 The stake in the chartered capital of this organization owned by the joint-stock company before the change: ***19.4%***

2.4 The common equity stake in this organization owned by the joint-stock company before the change: ***19.4%***

2.5 The stake in the chartered capital of this organization owned by the joint-stock company after the change: ***0%***

2.6 The common equity stake in this organization owned by the joint-stock company after the change: ***0%***

2.7 The date when change in the stake of the joint-stock company in this organization took place: ***19.02.2007***

3. Signature

3.1. ***Authorized Representative of OJSC "NLMK"***
by virtue of Letter of Attorney
of 15.12.2006 No.353 ________________ ***V.A. Loskutov***

(signature)

3.2. ***Date February 19, 2007***

Seal

END